Exhibit 99.1

St. John's, NL – July 25, 2018

FORTIS INC. ANNOUNCES THIRD QUARTER DIVIDENDS - 2018

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on September 1, 2018 to the Shareholders of Record at the close of business on August 21, 2018;

2.	$0.2427 per share on the First Preference Shares, Series "G" of the Corporation, payable on September 1, 2018 to the Shareholders of Record at the close of business on August 21, 2018;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on September 1, 2018 to the Shareholders of Record at the close of business on August 21, 2018;

4.	$0.1664375 per share on the First Preference Shares, Series "I" of the Corporation, payable on September 1, 2018 to the Shareholders of Record at the close of business on August 21, 2018;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on September 1, 2018 to the Shareholders of Record at the close of business on August 21, 2018;

6.	$0.2500 per share on the First Preference Shares, Series "K" of the Corporation, payable on September 1, 2018 to the Shareholders of Record at the close of business on August 21, 2018;

7.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on September 1, 2018 to the Shareholders of Record at the close of business on August 21, 2018; and

8.	$0.425 per share on the issued and outstanding fully paid Common Shares of the Corporation, payable on September 1, 2018 to the Common Shareholders of record at the close of business on August 21, 2018.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of C$49 billion as at March 31, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com